NINE ENERGY SERVICE, INC.

16945 Northchase Drive, Suite 1600

Houston, TX 77060

(281) 730-5100

May 2, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nine Energy Service, Inc.

Draft Registration Statement on Form S-1

Submitted March 27, 2017

CIK No. 1532286

Ladies and Gentlemen:

Set forth below are the responses of Nine Energy Service, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2017, with respect to Draft Registration Statement on Form S-1, CIK No. 1532286, submitted to the Commission on March 27, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (“Filing No. 1”) via EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Filing No. 1 marked to show all revisions made since the initial submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment 3 in a separate letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Filing No. 1 unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the

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Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

2.	We note your disclosure at pages 71-72 regarding the issuance of a going concern opinion that constituted an event of default under the Existing Nine Credit Facility, the waiver that you received from your lenders for that event of default, and your possible non-compliance with financial covenants of the Existing Nine Credit Facility at March 31, 2017, and June 30, 2017. Please add risk factor disclosure regarding the following matters, or explain why you believe it is not necessary to do so in these circumstances:

•	Your recent and expected covenant deficiencies, any waivers provided by your lenders, and the resultant risks to investors; and

•	The going concern opinion issued by your auditor.

Please also update your disclosure at pages 71-72 to reflect whether the anticipated breaches occurred.

RESPONSE:

We acknowledge the Staff’s comment and have revised the risk factor disclosure on page 28 as requested to further indicate our recent and expected covenant deficiencies, any waivers provided by our lenders and the resultant risks to investors and the going concern opinion issued by our auditor for the period ended December 31, 2016. Additionally, pages 72 and 73 have been revised as requested to reflect whether the anticipated breaches have occurred or are expected to occur.

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May 2, 2017

Prospectus Summary, page 1

3.	A number of assertions in this section require further support. For example, in the discussion of cementing services, you state your belief that your “on-time rate [of approximately 93%] is significantly above industry average.” Please provide us with the basis for your belief, including any third-party source material that relates to the industry average on-time rate. Provide support for similar assertions regarding your relative standing among industry peers, such as your stated belief at page 7 that your return on invested capital (a non-GAAP financial measure) “generally exceeds that of many other oilfield service providers.” Also, support the suggestion at page 11 that your equity sponsor “SCF Partners ... has a 28-year history of top decile investment returns for its investors,” and in your response, please describe the methodology used to arrive at that conclusion.

RESPONSE:

We are providing to the Staff in the Supplemental Letter support for certain assertions made in the Prospectus Summary, including, but not limited to, the assertions described above. We have deleted the references to “, and we believe our on-time rate is significantly above industry average” on pages 3 and 81 of Filing No. 1 and “and has a 28-year history of top decile investment returns for its investors” on page 11 of Filing No. 1.

Risk Factors, page 24

Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities, page 27

4.	Please update this risk factor in future amendments to identify any material restrictive covenants.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we are currently negotiating the terms of our new credit facility with the potential lenders. Once the material terms of our new credit facility are finalized, we will update this risk factor to identify any material restrictive covenants contained in our new credit facility, update our disclosure to reflect the material terms of our new credit facility and file a form of the agreement for our new credit facility in a future amendment to the Registration Statement.

Selected Historical Combined Financial Data, page 55

Non-GAAP Financial Measures, page 57

5.	You define adjusted EBITDA as excluding “non-recurring expenses or charges, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring expenses.” Per the table on page 59, restructuring costs appear to be a recurring item. Please revise your disclosure to be consistent with the guidance in Item 10(e)(ii)(B) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have reviewed the guidance in Item 10(e)(ii)(B) of Regulation S-K and in the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the “C&DI”). Although we incurred restructuring costs in both 2015 and 2016, approximately 84% of such costs were incurred over a 12-month period that began in March 2015 and ended in March 2016. In addition, consistent with the guidance provided in Item 10(e)(ii)(B) of Regulation S-K, we believe that the nature of the restructuring costs was such that they are not reasonably likely to recur within two years, and we believe that restructuring costs were not normal, recurring, cash operating expenses as contemplated in C&DI Question 100.01. The restructuring costs were primarily related to furlough and other severance payments arising out of an organizational restructuring initiative

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undertaken as a result of the significant industry downturn and commodity price environment present during 2015 and much of 2016. We have not historically incurred significant severance charges prior to this initiative, and we believe the recent energy industry downturn represented a unique circumstance, with the closing price of oil reaching a 12-year low and the closing price of natural gas reaching an 18-year low during such period. We believe that we are not reasonably likely to incur additional restructuring costs within two years.

In addition, we believe that by excluding these restructuring costs, supplemental information is provided for investors to analyze the Company’s core operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs does not result in a reduction of operating expenses necessary to conduct our business—that is, the restructuring costs are not necessary to operate the Company’s business and are not necessary to generate revenue. Furthermore, the restructuring costs do not reflect investments in our current operations and are not indicative of performance by our current operations, which are the focus of both management and the investing community when evaluating our performance. In light of the foregoing factors, our management excludes restructuring costs from Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning, and our management believes that excluding such costs will allow investors to supplement their understanding of our short-term and long-term financial trends.

6.	We further note an item identified as “one-time legal settlement and fees” as a reconciling item in calculating adjusted EBITDA. Please expand your disclosure to provide further information regarding these charges, or provide a reference to where further information can be found.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 21 and 60 of Filing No. 1. The legal fees and/or settlements at issue (which total approximately $4.145 million) were incurred in connection with the Company’s agreement to settle lawsuits related to putative collective action lawsuits brought pursuant to the Fair Labor Standards Act (“FLSA”) and/or similar state laws. These legal fees and/or settlements relate to four of our current operating subsidiaries, CDK Perforating LLC (“CDK”), Northern States Completions, Inc. (“NSC”), Crest Pumping Technologies, LLC (“Crest”) and Peak Pressure Control, LLC (“Peak”), and our former operating subsidiary, Tripoint Inc. (“Tripoint”). A 2014 investigation by a representative of the U.S. Department of Labor Wage and Hour Division found no wage and hour violations by CDK with respect to individuals holding certain positions at issue in the litigation, and upgrades to CDK’s and Peak’s equipment over time for business reasons addresses one of the alleged FLSA violations at issue in the lawsuits. In anticipation of regulatory changes and for other business reasons, the Company changed NSC’s pay practices for a position at issue in its litigation. We are currently appealing the judgment at issue in the Crest FLSA litigation as we believe the claims are baseless and our pay practices are compliant. We note that all other non-FLSA litigation and settlement expenses that are associated with the Company’s operations and considered ordinary course litigation are not excluded when arriving at Adjusted EBITDA.

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7.	We note you present the non-GAAP measure adjusted gross profit and reconcile it to gross profit. As gross profit is not presented on your combined statements of comprehensive income, please include a calculation of this GAAP measure.

RESPONSE:

We acknowledge the Staff’s comment and have provided a calculation of gross profit on pages 23 and 62 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 66

Costs of revenues, page 67

8.	When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. For example, on page 67 you state costs of revenues declined due a decrease in repair and maintenance, costs saving initiatives, and lower fuel costs; however, quantification of each factor was not provided. Please refer to Item 303(a)(3) of Regulation S-K, FRC Section 501.04 for further guidance. This comment applies to your companywide disclosures and disclosures by segment.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure as requested. Please see pages 68 and 69 of Filing No. 1.

9.	We note that part of the explanation provided for the decline in costs of revenues by segment is a result of “the impact of a depreciation decrease.” As depreciation is excluded from cost of revenues, please revise to clarify how a decline in depreciation expense results in a decline in cost of revenues.

RESPONSE:

The references to “the impact of a depreciation decrease” were made in error and have been deleted. Please see page 68 of Filing No. 1.

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Impairment of Goodwill, page 68

10.	Please provide additional detail regarding the particular operating units in which you recorded goodwill impairments, or explain why you omit this information.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional detail regarding the particular operating units in which we recorded goodwill impairments on page 69 as requested as well as on page 32.

Business, page 78

New Product Development and Intellectual Property, page 94

11.	Please disclose the material terms of any contracts underlying your “exclusive distribution rights in the northeastern U.S. and with certain customers in other regions for the SmartStart frac valve” and “exclusive North American arrangement to deploy the Storm Re-Frac Packer,” including the duration and counterparty of each contract, or tell us why such information is not material. Please also tell us what consideration you gave to filing such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully submit that we are not required to disclose the additional terms of or file any of the contracts underlying the Company’s exclusive distribution rights for the SmartStart frac valve, the Storm Re-Frac Packer (or the Coil Frac Sleeve as disclosed in Filing No. 1). We have not filed such contracts because we believe each to be a contract made in the ordinary course of business. Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of four categories. We evaluated each of these categories and concluded as follows:

•	The distribution agreements were not entered into with any person listed in Item 601(b)(10)(ii)(A).

•	We do not believe any of the three distribution agreements are contracts upon which the Company is substantially dependent. During the quarter ended March 31, 2017, sales of the SmartStart frac valve contributed less than 4% of the Company’s consolidated revenues. For the year ended December 31, 2016, sales of the SmartStart frac valve contributed less than 3% of the Company’s consolidated revenues.

•	During the quarter ended March 31, 2017, sales of the Storm Re-Frac Packer contributed less than 1% of the Company’s consolidated revenues.

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•	Additionally, as each of the Storm Re-Frac Packer and the Coil Frac Sleeve distribution agreements were entered into in 2017, neither contributed to the Company’s 2016 financial results.

•	The contracts do not relate to an acquisition or sale of property, plant or equipment in excess of 15% of our fixed assets at March 31, 2017.

•	The contracts are not leases under which a part of our property is held.

Additionally, none of the distribution agreements include financially onerous termination penalties or significant financial indemnification obligations, and we have the ability to terminate these agreements without penalty in the event of certain breaches by the manufacturer. Also, these agreements do not impose significant minimum purchase requirements. Two of the three contracts require annual purchases of less than $1 million and the other contract has no purchase requirements for the first year. Based on the forgoing analysis, we respectfully submit that none of the distribution agreements are of a level of significance or importance to the Company that would cause its business to depend in a substantial way on their continuance or existence. Termination of any of these distribution agreements would not result in material adverse effects on our business or our overall operations. However, the Company will continue to monitor its dependence on these agreements and will describe their terms and file such agreements with the Commission in the event that the relevant circumstances change.

Combined Statements of Comprehensive Income, page F-5

12.	We note that your cost of revenues measures do not include depreciation and amortization. Please clarify whether the entire amount of depreciation and amortization that you report separately is attributable to cost of revenues. If this is not the case, please specify the amount attributable to cost of revenue for each period to comply with Rule 5-03.2 of Regulation S-X, and SAB Topic 11:B.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure as requested. Please see page F-20 of Filing No. 1.

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May 2, 2017

Notes to Financial Statements, page F-8

Note 2-Significant Accounting Policies, page F-8

Goodwill and Intangible Assets, page F-11

13.	We note your disclosure that “Due to the loss of a significant customer, a triggering event occurred for a reporting unit’s asset grouping.” Please tell us what consideration you gave to the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K, and disclosure of the impact this customer loss had on your results of operations pursuant to Item 303(a)(3) of Regulation S-K.

RESPONSE:

We respectfully advise the Staff that the customer, the loss of which triggered an impairment test for a reporting unit’s asset grouping, was significant to an operating unit within our Production Solutions segment but was not significant to our Production Solutions segment or the Company as a whole. For the years ended December 31, 2016 and 2015, sales to this customer by our Production Solutions segment contributed to approximately 0.3% and 0.2%, respectively, of the Company’s consolidated revenues, and the loss of this customer did not have a material adverse effect on either our Production Solutions segment or the Company as a whole. As such, we believe that no disclosure regarding this customer or the loss of this customer is required under Item 101(c)(1)(vii) or Item 303(a)(3) of Regulation S-K.

We have revised our disclosure on page F-13 of Filing No. 1 to clarify the significance of this customer.

Note 16-Segment Information, page F-36

14.	Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services presented as a group. Refer to FASB ASC 280-10-50-40.

RESPONSE:

We respectfully submit that we believe our current disclosure of revenue in two segments meets the requirements of FASB ASC 280-10-50-40 because of the similarity of products and services (“PSLs”) included in each segment. We have organized our internal management structure and financial reporting into two segments, Completion Solutions and Production Solutions, based on the types of operations within each segment and where they fall in the life cycle of a well. The exploration and production (E&P) industry and our customers typically divide the life cycle of a well into four phases: planning/exploration, drilling, completion and production. We currently do not participate in the planning/exploration or drilling phases. Our Completions Solutions segment participates in the completion phase, and our Production Solutions segment participates in the production phase. Our President and Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), makes operating and capital resource allocation decisions based on industry and macro trends within each of these two phases and our customers’ needs within each of these two phases. In making these decisions, our CODM views the activities of each of our two segments in the aggregate.

Although each segment includes multiple PSLs, those PSLs are similar. When determining whether the PSLs are similar, we considered, among other things, their nature and use, their customers, including the internal organization of those customers, supply chain, maintenance and operational efficiencies for the services and products.

The PSLs within the Completion Solutions segment are similar in purpose and end use as they are all focused on preparing and enabling a well to produce oil and/or gas and must be

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completed in order for a well to begin producing hydrocarbons. This involves cementing a well, preparing the bottom of the hole to the required specifications, running the production tubings and associated downhole tools as well as perforating and stimulating as desired by the customer. Objectives of a completion include optimum flow conditions, casing protection and isolating producing zones. There are many methodologies and services provided during the completion phase, which depend on the characteristics, location and preference of the customer. Our Completion Solution segment provides cementing services, completion tools, wireline services and coiled tubing services, all of which are part of preparing the well prior to production. These services work closely together for the successful completion of a well. For example, our composite plugs are deployed downhole on our wireline units. These same plugs are then drilled-out by coiled tubing units prior to any flowback that begins during production. Due to the complementary nature of these services, we often cross-sell these services, and many of our competitors even “bundle” services within the completions phase.

The production phase follows the completion phase and services are primarily focused on the recovery of oil and gas from the reservoir to surface. The production phase is the transition to commercialization for our customers with hydrocarbons flowing through the wellhead to surface. There are many services provided during the production phase, but the Company’s Production Solutions segment focuses on well services, which encompasses a full range of services performed with a mobile well servicing rig and ancillary equipment to increase production and enhance our customers’ returns over the productive life of already completed wells. Our rigs install and remove downhole equipment and eliminate obstructions in the well to continue to facilitate the flow of oil and natural gas while the well is producing. Although our well services rigs are able to perform some completions-related services, demand for these rigs are more closely tied to the maintenance of existing wells that have already been completed. In contrast, demand for services within our Completion Solutions segment are directly tied to new wells drilled or the number of stages completed. Although production success is often a result of the completion methodology, our customers operate, report, budget and measure completions separately from production. The internal organizational structure of our customers often mirrors the life cycle of the well, and our customers’ completions divisions often make service provider decisions without input from their productions divisions and vice versa. For example, in our experience, a wireline sale is made to the customer’s completions department whereas a workover on a well would be made to the customer’s production division.

Further, the PSLs in each segment are similarly impacted by similar economic drivers, such as current and future expectations of oil and natural gas prices and hydrocarbon demand. As evidenced in the recent industry downturn, a decrease in commodity prices and customer spending has a quicker and more significant impact on our Completions Solutions segment as that relates to the drilling of new wells, and has a lesser or delayed effect on our Production Solutions segment as that relates primarily to maintenance and optimization of already existing producing wells.

Lastly, both of our segments generally sell products and services together as a package. Although we do not bundle or otherwise cross-condition the sales of our products or services, neither of our segments typically sell products on a standalone basis. Instead, both of our segments generally sell products in connection with the provision of services. In both 2016 and 2015, product sales were less than 3% of our revenue.

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Based on the reasons stated above, we believe that we have met the requirements of FASB ASC 280-10-50-40 by disclosing revenue in two segments, which are made up of a similar group of PSLs.

Signatures, page II-8

15.	We note that the signature page does not identify your Executive Vice President and Chief Financial Officer. Please identify the individual who serves in this capacity and provide all other required disclosure regarding that individual, including the disclosures required by Items 401, 402, 403, and 404 of Regulation S-K, or advise.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to include required disclosures related to our Executive Vice President and Chief Financial Officer, who joined the Company subsequent to the submission of the Registration Statement. Please see pages 106, 107, 130, II-6 and II-9 of Filing No. 1. We note that from July 2015 to March 31, 2017 (the date on which our Executive Vice President and Chief Financial Officer was hired by the Company), our President and Chief Executive Officer, Ann G. Fox, functionally served as the Company’s principal financial officer, and from February 2013 to July 2015, Ms. Fox served the Company as Chief Financial Officer.

Oral Comment

1.	On April 24, 2017, in a telephone conversation with the Staff, it was noted that the Company had not provided executive compensation information for the second most highly compensated executive officer other than the principal executive officer who was serving as an executive officer at the end of the last completed fiscal year in accordance with Section 402(m)(2) of Regulation S-K. The Staff requested that the Company provide executive compensation information with respect to such executive officer or explain why such information is unnecessary.

RESPONSE:

We acknowledge the Staff’s comment and have updated the executive compensation disclosure. Pleases see pages 113 to 117 and 122 of Filing No. 1.

Miscellaneous

We advise the Staff that our management has identified a material weakness in the Company’s internal controls over financial reporting that resulted in the need to correct for income tax related misstatements for the year ended December 31, 2016 and 2015 included in the Company’s Registration Statement submitted to the Commission on March 27, 2017. Filing No. 1 has been revised to include disclosures related to the material weakness and to correct the

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Company’s combined financial statements for an overstatement of deferred taxes of approximately $4.1 million and $1.4 million as of December 31, 2016 and 2015, respectively. Please see pages 18, 19, 21, 22, 23, 42, 43, 54, 57, 58, 60, 61, 62, 67, 69, F-4, F-5, F-6, F-7, F-8, F-9, F-33 and F-34.

*        *        *         *        *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

NINE ENERGY SERVICE, INC.

By:	/s/ Ann G. Fox
Name:	Ann G. Fox
Title:	President and Chief Executive Officer

Enclosures

cc:	Theodore R. Moore, Senior Vice President and General Counsel, Nine Energy Service, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.

Matthew R. Pacey, Kirkland & Ellis LLP